Holland & Knight

31 West 52nd Street | New York, NY 10019 | T 212.513.3200 | F 212.385.9010
Holland & Knight LLP | www.hklaw.com

Lance Myers
212 513 3217
lance.myers@hklaw.com


10015850

June 4, 2010

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Supplemental Submission on behalf of UTair Aviation pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as emended

SEC File No.: 82-4789

Ladies and Gentlemen:

On behalf of UTair Aviation, a Russian open joint stock company (the "Company"), we hereby furnish this letter and press releases for the period July 13, 2009 through December 28, 2009, to the Securities and Exchange Commission (the "SEC") in order to continue the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

The Bank of New York acts as Depositary bank for the Company under the Form F-6 Registration Statement, file number 333-8792, which was declared effective by the SEC on May 26, 1998.

The Company agrees that it will furnish to the SEC on an ongoing and timely basis whatever information is made public, distributed or filed with Moscow Interbank Currency Exchange or the RTS Stock Exchange or mailed to its shareholders.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability provisions of Section 18 of the Exchange Act and that neither

dlw 6/10

this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please do not hesitate to contact me at (212) 513-3217 or by email at lance.myers@hklaw.com. Please have the enclosed copy of this letter date stamped and returned in the enclosed, postage pre-paid envelope.

Respectfully yours,



Lance Myers

9501297_v1

	Date	Description
1.	07/13/09	**UTair shows improvement in key figures in the first half of year 2009.** Key operating figures of UTair in June 2009 exceed the corresponding figures for the same period of 2008.
2.	07/14/09	**Statement of Material Fact.** Information on accrued and/or paid out income on the emitter's securities.
3.	08/03/09	**Statement of Material Fact.** Information about facts, which brought one-time increase (downfall) on net profit or net loss more than ten percent.
4.	08/18/09	**More than 1 million 800 thousand passengers carried by UTair during first seven months of 2009.** UTair carries nearly as many passengers in the first seven months of 2009 than for the same period of 2008.
5.	08/27/09	**UTair purchases the biggest company in Peru.** UTair announces the purchase of Aviacion del Sur S.A. / Helicopteros del Sur S.A. Group of companies (Helisur).
6.	09/15/09	**More than 2 million 200 thousand passengers carried by UTair during first eight months of 2009.** UTair carries nearly as many passengers in the first eight months of 2009 than for the same period of 2008.
7.	10/07/09	**UTair Managers are among Russia's best managers.** UTair managers are on the Top 1000 List of best Russian managers complied by the Association of Managers of Russia and "Kommersant" Publishing House.
8.	10/19/09	**UTair carried more than 2 million 555 thousand passengers for 9 months of 2009.** UTair carries nearly as many passengers in the first nine months of 2009 than for the same period of 2008.
9.	11/02/09	**Statement of Material Fact.** Information about facts, which brought one-time increase (downfall) on net profit or net loss more than ten percent.
10.	11/05/09	**UTair held presentation in New York.** UTAir Aviation's annual presentation is held in New York at the Mission of the Russian Federation to the UN.
11.	11/10/09	**Statement of Information**. Statement of information which may have a material effect on the value of securities of the emitter: Information on decisions made by the emitter's Supervisory Board.
12.	11/10/09	**Statement of Material Fact.** Information about the date of closing the emitter's register of shareholders.

	Date	Description
13.	11/19/09	**UTair October operating figures exceed the pre-crisis performance.** UTair carries more passengers in the first ten months of 2009 than for the same period of 2008.
14.	12/03/09	**Statement of Information.** Statement of information which may have a material effect on the value of securities of a joint-stock company.
15.	12/15/09	**UTair boosts passenger traffic by more than 6%.** UTair carries 6% more passengers in November 2009 than for the same period of 2008 and more passengers in the first eleven months of 2009 than for the same period of 2008.
16.	12/24/09	**Statement of Material Fact.** Information on decisions of general meetings.
17.	12/28/09	**UTair business plan forecasts more than 33% growth in 2010.** On December 24, 2009, UTair Aviation's board members met to discuss budget commission offers on the company's 2010 business plan and approve an operations program for 101 airplanes and 202 helicopters of different types.
18.	12/28/09	**Members of Supervisory Board.**
19.	12/28/09	**Members of Management Board.**
20.	12/28/09	**Members of Board of Auditors.**

1. **UTair shows improvement in key figures in the first half of year 2009.**

UTair shows improvement in key figures in the first half of year 2009

13.07.2009

The key operating figures of UTair Aviation in June 2009 exceeded the corresponding figures for the same period of 2008.

In June of this year UTair Aviation carried 337 thousand 559 passengers, which exceeds the corresponding figures of the previous year by 4,6%. Despite the significant decline in demand for passenger air transportation 1 million 437 thousand 311 passengers have used UTair services as of the end of the first half of year 2009.

Another key aviation figure is the Company's passenger traffic, which has increased by 5,9% in comparison with the figure for June 2008 and reached 585,2 million passenger kilometers. In June 2009 the passenger load factor on UTair flights made 74,5%, which is a 7 points rise compared with the previous year figure.

Helicopter business of UTair Aviation shows consistently high performance figures. In June 2009 UTair helicopters carried 3 thousand tons of cargo and helicopter revenue flight time totaled to 7 450 hours. As of the end of the first half of year 2009 UTair helicopters have flown 32 thousand hours which exceeds the figure of 2008.

In spring-summer 2009 UTair regular flights will connect 65 cities in Russia and abroad. The summer operational program includes over 100 aircraft of various types performing more than 200 flights each day. In spring- summer period of 2009 the Company launched a number of new flights namely from Samara to Tel Aviv, from Moscow to Mineralnye Vody, from St. Petersburg to Kaliningrad and others. In accordance with UTair Business Plan the Company's fixed-wing and rotary-wing aircraft are going to fly 257, 8 thousand hours in 2009. Passenger aircraft are to carry 3,8 million passengers. UTair Aviation is going to operate helicopters both in Russia and in ten foreign countries.

The table below shows the key operating figures of the Company for the period of January – June 2009:

№	Operating Figures	[illegible]	January – June 2008	January – June 2009	Relative divergence, %
	Transport Aircraft				
	Passenger Traffic	thousand passenger kilometers	2 314 818,8	2 306 174,2	99,6
	Passengers Carried	persons	1 514 450	1 437 311	94,9
	Mail Carried	tons	1 090,2	615,9	56,5
	Cargo Carried	tons	5 428,3	4 079,2	75,1
	Revenue Flying Time	hours	70 048	61 479	87,8
	Helicopter Operations				
	Revenue Flying Time	hours	31 671	32 124	101,4
	Cargo Carried	tons	15 643,8	15 630,4	99,9

2. **Statement of Material Fact.**

Rule 12g3-2(b)(1)(iii)

STATEMENT OF MATERIAL FACT

Information on accrued and/or paid out income on the emitter's securities

1. General information	
1.1. Emitter's full commercial name	***Открытое акционерное общество «Авиакомпания «ЮТэйр» / Open Joint-Stock Company "UTair Aviation"***
1.2. Emitter's shortened commercial name	***ОАО «Авиакомпания «ЮТэйр» / UTair Aviation, JSC***
1.3. Emitter's residence	***Airport, Khanty-Mansyisk, Tyumen region, 628012, Russian Federation***
1.4. Emitter's PSRN	***1028600508991***
1.5. Emitter's TIN	***7204002873***
1.6. Emitter's unique code, assigned by registering authority	***00077-F***
1.7. Internet web-site, used by emitter to disclose information	***http://www.utair.ru***

2. Statement content
2.1. Nature, category (type), series and other identifications of securities: ***registered ordinary uncertified shares***
2.2. State registration number of emission (additional emission) of securities, state registration date: ***1-01-00077-F dated January 16, 2004.***
2.3. Registering authority that performed state registration of the emission (additional emission) of securities: ***Federal Commission on the Securities Market***
2.4. Emitter's regulatory body that made a decision to pay out (declare) the share dividends or define the amount (procedure for defining the amount) of the emitter's bond per cent (coupon): ***annual general meeting of shareholders of UTair Aviation, JSC***
2.5. Date of decision to pay out (declare) the share dividends or to define the amount (procedure for defining the amount) of per cent (coupon) on the emitter's shares: ***June 29, 2009.***
2.6. Date of minutes of the emitter's authorised regulatory body meeting at which a decision was made to pay out (declare) the dividends on the emitter's shares or to define the amount (procedure for defining the amount) of per cent (coupon) on the emitter's shares: ***July 13, 2009.***
2.7. Total size of dividends accrued on the emitter's shares of a definite category (type), and the size of a dividend for one share of a definite category (type): ***23 088,32 thousand RUB, 0,04 RUB.***
2.8. Mode of paying out income on the emitter's securities (cash, other assets): ***cash***
2.9. Date on which the obligation on paying out the income on the emitter's securities (dividend on shares, bond income (interest, nominal value)) is due, and in case the obligation to pay out the income on securities is to be fulfilled by the emitter within the definite term (period) – the date of its termination: ***December 31, 2009.***
2.10. Total size of dividends paid out on the emitter's shares of a definite category (type); total size of per cent and/or other income paid out on the emitter's bonds of a definite emission (series): ***0,00 RUB.***

3. Signature	
3.1. Deputy CEO 3.2. July 14, 2009	Nikolay Parfyonov

004

3. **Statement of Material Fact.**

Rule 12g3-2(b)(1)(iii)

STATEMENT OF MATERIAL FACT

Information about facts, which brought one-time increase (downfall) on net profit or net loss more than 10%

1. General information

1.1. Emitter's full commercial name (name for non-commercial institution): ***Открытое акционерное общество «Авиакомпания «ЮТэйр»/ Open Joint-Stock Company "UTair Aviation"***
1.2. Emitter's shortened commercial name: ***ОАО «Авиакомпания «ЮТэйр»/ UTair Aviation, JSC***
1.3. Emitter's residence: ***Airport, Khanty-Mansyisk, Tyumen region, 628012, Russian Federation***
1.4. Emitter's PSRN: ***1028600508991***
1.5. Emitter's TIN: ***7204002873***
1.6. Emitter's unique code, assigned by registering authority: ***00077-F***
1.7. Internet web-site, used by emitter to disclose information: http://www.utair.ru

2. Statement content

2.1. The fact (facts) which brought one-time decrease of net profit or net loss more than 10% was subject to ***the implementation of spring and summer navigation program***
2.2. The date when the fact (facts) which brought one-time decrease of the emitter's net profit or net loss more than 10% appeared: ***July 31, 2009.***
2.3. The value of the emitter's net profit (net loss) for the accounting period (quarter, year) previous to the accounting period that the relevant fact (facts) appeared: as of April 01, 2009: ***147 873 thousand RUB.***
2.4. The value of the emitter's net profit (net loss) for the accounting period (quarter, year) that the relevant fact (facts) appeared: as of July 01, 2009: ***226 631 thousand RUB.***
2.5. Change of the emitter's net profit (net loss) in rubles and in per cent: ***374 504 thousand RUB or 253%.***

3. Signatures

3.1. Deputy CEO — Nikolay Parfyonov

3.2. August 03, 2009

3.3. Chief Accountant — Oksana Grabarovskaya

3.4. August 03, 2009

4. **More than 1 million 800 thousand passengers carried by UTair during first seven months of 2009.**



More than 1 million 800 thousand passangers carried by UTair during first seven months of 2009

18.08.2009

Summarising the results of the first seven months of 2009, UTair Aviation continues to demonstrate improvement of its key operating figures. In July this year UTair carried 380 thousand 329 passengers, which exceeds the corresponding figure for the same period of 2008 by 2, 7%.

The results of the seven months of 2009 show that the Company has almost managed to return to the level of passenger transportation it had before the crisis. During this period UTair provided its services to 1 million 817 thousand 640 passengers while last year this figure was 1 million 884 thousand 765 passengers.

In January – July 2009 the Company passenger turnover exceeded the figure of the previous year by 0,6% and reached 2 billion 975 million 006 thousand passenger kilometers. This July passenger load factor on UTair flights was 81,2%, which makes an increase of 3,5 points in comparison with 2008 figure.

During seven months of 2009 UTair helicopters carried 28 thousand 331 tons of cargo which represents a rise of 27,1% from 2008 figure. In July 2009 alone, UTair helicopters carried more than 12 thousand 701 tons of cargo. This is almost twice as much as 2008 figure, namely 91% rise. During seven months of air operations UTair helicopters have flown 40 thousand 274 hours.

The table below shows the key operating figures of the Company for the period of January – June 2009:

Operating Figures	Unit of measurement	January-July, 2008	January-July, 2009	Relative divergence, %
Transport aircraft				
Passenger Turnover	thousand passenger kilometers	2 958 536,9	2 975 006,3	100,6
Passengers Carried	persons	1 884 765	1 817 640	96,4
Mail Carried	tons	1 211,4	740,6	61,1
Flight time	hours	84 668	75 813	89,5
Helicopter operations				
Flight Time	hours	40 757	40 274	98,8
Cargo Carried	tons	22 293,3	28 331,4	127,1

In spring-summer UTair scheduled flights will connect 65 cities in Russia and abroad. The summer operational program includes over 100 fixed wing aircraft of various types performing more than 200 flights each day.
In the spring-summer 2009 the Company has launched a number of new flights namely along the following routes as Samara-Tel Aviv, Moscow - Mineralnye Vody, St.Petersburg – Kaliningrad and some others.
In accordance with UTair Business Plan, fixed-wing aircraft and helicopters operated by the Company are going to fly 238,4 thousand hours in 2009. Passenger aircraft are to carry more than 3,8 million passengers. UTair Aviation is going to operate helicopters both in Russia and in ten foreign countries.

5. **UTair purchases the biggest company in Peru.**

Rule 12g3-2(b)(1)(iii)

UTair purchases the biggest company in Peru

27.08.2009

UTair Aviation, JSC (UTair Aviation) announces the purchase of Aviacion del Sur S.A. / Helicopteros del Sur S.A. Group of companies (Helisur).

Helisur is the biggest helicopter operator in Peru. Founded in 1994, Helisur renders the whole range of helicopter services, including passenger and cargo transportation, construction and installation operations as well as search-and-rescue flights. In 15 years of the company operation it transported over 500 000 passengers and carried more than 300 000 tons of cargo.

The company holds certificates for all major types of helicopter operations on the territory of Peru, including complex air operations. Helisur flight personnel are one of the best in the country's aviation industry. Helicopter flight crews have significant experience of flying MIL helicopters, including flights over complex terrain.

Helisur customers include leading oil-and-gas companies and mining enterprises of the South American countries, as well as big construction companies. Repsol-YPF, Petrobras, Pluspetrol Peru Corp., Talisman, Perenco, Techint and other companies use the services of this helicopter operator.

Fleet of UTair's South-American subsidiary totals one Mi-171 and nine Mi-8 MTV helicopters. The Company plans to enlarge its fleet with Mi-171 aircraft and could also consider purchasing Mi-26 based on the market demand.

Having purchased this new asset UTair is expanding its geography of helicopter operations in America. In the short term it is planned to sign contracts for helicopter operations in a number of countries in Latin America: Chile, Brazil, Columbia, Bolivia and other countries.

The group of companies Aviacion del SUR S.A. / Helicopteros del SUR S.A. also includes a Maintenance Centre certified by MIL Moscow Helicopter Plant. The biggest South American maintenance and repair centre for MIL helicopter types is to be established as part of Helisur Maintenance Centre located in Jorge Chavez International Airport, Lima. UTair Engineering JSC which is another UTair subsidiary specialized in helicopter maintenance and overhaul will be involved in this project.

UTair Aviation JSC operates the biggest helicopter fleet in the world totaling more than 200 rotorcraft, including 24 Mi-26 helicopters which are the most powerful heavy-lift helicopters in the world. Since 1991 UTair has been providing helicopter services outside Russia under contracts for air transport support of the UN peacekeeping missions as well as under other commercial projects. More than 60 helicopters operate in over 16 countries of the world. Rotorcraft are operated and supported by more than 500 highly-qualified UTair employees. The following subsidiaries of UTair Aviation JSC have been established to carry out commercial projects outside Russia: UTair South Africa (RSA), UT India Ltd (India), UTair Europe (Slovakia), UTair Sierra Leone (Sierra Leone).

6. **More than 2 million 200 thousand passengers carried by UTair during first eight months of 2009.**

More than 2 million 200 thousand passengers carried by UTair during first eight monts of 2009

15.09.2009

August this year UTair Aviation carried 389 thousand 370 passengers, which is 4,3% more than in August of the previous year. In January – August 2009 UTair provided its services to 2 million 207 thousand 10 passengers.

In addition, significant growth was observed in other operating figures for the given accounting period. In particular, in August 2009 the Company passenger turnover rose by 5,8% compared to the same period in 2008 to reach 686 million 518 thousand passenger kilometers. This August passenger load factor on UTair flights totaled to 79,8%, which makes an increase of 1,3 points compared to 2008 figure.

The helicopter division of the Company also shows growth in operating figures. In August 2009 UTair helicopters flew 8 532 hours which represents a rise of 6,6% from 2008 figure. During the accounting period UTair helicopters carried more than 6,5 thousand tons of cargo. Based on the results of the first eight months of 2009 UTair helicopter flight time was 48 thousand 806 hours and the number of cargo carried totaled to 34 thousand 849 tons, which makes a 9,4% rise compared to the figure of the previous year.

In accordance with UTair Business Plan, fixed-wing aircraft and helicopters operated by the Company are going to fly 238,4 thousand hours in 2009. Passenger aircraft will carry more than 3,8 million passengers. UTair Aviation is going to operate helicopters both in Russia and in ten foreign countries.

The table below shows the key operating figures of the Company for the period of January – August 2009:

Operating Figures	Unit of measurement	January-August, 2008	January-August, 2009	Relative divergence, %
Transport aircraft				
Passenger Turnover	thousand passenger kilometers	3 607 688,4	3 661 524,3	101,5
Passengers Carried	persons	2 258 050	2 207 010	97,7
Mail Carried	tons	1 335,5	1 063,8	79,7
Flight time	hours	99 478	90 686	91,2
Helicopter operations				
Flight Time	hours	48 761	48 806	100,1
Cargo Carried	tons	31 868,5	34 849,1	109

7. **UTair Managers are among Russia's best managers.**

UTair Managers are among Russia's best managers

07.10.2009

UTair Aviation managers are again on the Top 1000 List of best Russian managers compiled by the Association of Managers of Russia and "Kommersant" Publishing House. Three of the Company's managers are among the 1000 best managers according to the results of the council of experts survey.

UTair Chief Executive Officer Andrew Martirosov has become one of the best managers for the 9th time as one of the best top managers in the Transport section.

UTair Technical Manager Meiramhan Bekmukhanbetov is noted as the best top manager in his field.

Head of UTair Public relations office Yury Mushikhin is among the best directors in corporate and public relations.

Association of Managers of Russia rating "Top 1000 List of best Russian managers" is an objective assessment tool of professional reputation of Russia's leading senior managers. The rating summarizes the results of annual work and distinguishes Russia's best top managers, leaders in their fields and functional sectors. "Top 1000 List of best Russian managers" is complied following the principle of "the best choosing the best" which allows getting the most objective assessment of the manager's professional reputation. Thus UTair managers are once again distinguished as Russia's top specialists.

RECEIVED
2010 JUN 10 A 9:

8. **UTair carried more than 2 million 555 thousand passengers for 9 months of 2009.**

UTair carried more than 2 million 555 thousand passengers for 9 months of 2009

19.10.2009

UTair Aviation carried 348 thousand 071 passengers in September 2009 which exceeds the similar figures of the respective period of 2008 by 14,5%.

From January till September 2009 more than 2 mln 555 thousand passengers used UTair services.

Moreover, the reported period is marked by a significant increase in other operational figures. Passenger turnover in September 2009 in particular saw a 18,1 % rise and reached the level of 587 million 205 thousand passenger kilometers. Passenger load factor in September 2009 was 73,8% which is 2,4 points more than the figure for 2008.

As of nine months of 2009 UTair helicopters have flown 56 thousand 939 hours and the amount of carried cargo was 43 thousand 159 tons which is a 7% increment in comparison with the 2008 figure.

According to UTair Business Plan the company's fixed-wing and rotary-wing aircraft are going to fly 238,4 thousand hours. Passenger aircraft are to carry 3,8 million passengers. Helicopter operations will be performed both in Russia and in ten foreign countries.

The table below shows the key operating figures of the Company for the period of January – September 2009

Operating Figures	Unit of measurement	January-September, 2008	January- September, 2009	Relative divergence, %
Transport aircraft				
Passenger Turnover	thousand passenger kilometers	4 104 783,5	4 248 729,7	103,5
Passengers Carried	persons	2 562 030	2 555 081	99,7
Mail Carried	tons	1 481,5	1 370,4	92,5
Flight time	hours	112 674	104 811	93,0
Helicopter operations				
Flight Time	hours	58 180	56 939	97,9
Cargo Carried	tons	40 330,7	43 159,1	107,0

9. **Statement of Material Fact.**

Rule 12g3-2(b)(1)(iii)

STATEMENT OF MATERIAL FACT

Information about facts, which brought one-time increase (downfall) on net profit or net loss more than 10%

1. General information	
1.1. Emitter's full commercial name	***Открытое акционерное общество «Авиакомпания «ЮТэйр» / Open Joint-Stock Company "UTair Aviation"***
1.2. Emitter's shortened commercial name	***ОАО «Авиакомпания «ЮТэйр» / UTair Aviation, JSC***
1.3. Emitter's residence	***Airport, Khanty-Mansyisk, Tyumen region, 628012, Russian Federation***
1.4. Emitter's PSRN	***1028600508991***
1.5. Emitter's TIN	***7204002873***
1.6. Emitter's unique code, assigned by registering authority	***00077-F***
1.7. Internet web-site, used by emitter to disclose information	***http://www.utair.ru***

2. Statement content
2.1. The fact (facts) which brought one-time decrease of net profit or net loss more than 10% is subject to ***seasonality of demand for the emitter's services.*** 2.2. The date when the fact (facts) which brought one-time decrease of the emitter's net profit or net loss more than 10% appeared: ***October 31, 2009.*** 2.3. The value of the emitter's net profit (net loss) for the accounting period (quarter, year) previous to the accounting period that the relevant fact (facts) appeared: as of 01.07.2009 (for 6 months of 2009): ***226 631 thousand RUB.*** 2.4. The value of the emitter's net profit (net loss) for the accounting period (quarter, year) that the relevant fact (facts) appeared: as of October 01, 2009 (for 9 months of 2009): ***276 926 thousand RUB.*** 2.5. Change of the emitter's net profit (net loss) in rubles and in per cent: + ***50 295 thousand RUB (+22.2%).***

3. Signatures	
3.1. Deputy CEO	Nikolay Parfyonov
3.2. November 02, 2009	
3.3. Chief Accountant	Oksana Grabarovskaya
3.4. November 02, 2009	

10. **UTair held presentation in New York.**

UTair held presentation in New York

05.11.2009



UTair Aviation annual presentation was held in New York at the Mission of the Russian Federation to the UN. Company's achievements and prospective projects were presented to the UN Secretariat, international diplomatic and business community by UTair CEO Andrey Martirosov.

Ambassador Extraordinary and Plenipotentiary of the Russian Federation, Permanent Representative of the Russian Federation to the United Nations, His Excellency Vitaliy Churkin addressed his complimentary speech to the guests. He stressed UTair's vital role in transport support of the UN peacekeeping missions and emphasized positive dynamics of the international development of the company.

UTair Aviation has been successfully providing air transport support of the UN peacekeeping missions from 1991 and appears to be the largest supplier of aviation services to the UN. In 2009 the total of 55 helicopters have been operating in Chad, Sierra-Leone, Ivory Coast, Liberia, Sudan, DR Congo, Afghanistan and Nepal. The total revenue of current international contracts of UTair Group of companies exceeds 300 million US dollars. Every year more than 2,000 pilots, engineers and managers of the company are being sent abroad to support international operations.

11. **Statement of Information.**

Statement of information which may have material effect on the value of securities of the emitter: Information on decisions made by the emitter's Supervisory Board

1. General information	
1.1. Emitter's full commercial name	*Открытое акционерное общество «Авиакомпания «ЮТэйр» / Open Joint-Stock Company "UTair Aviation"*
1.2. Emitter's shortened commercial name	*ОАО «Авиакомпания «ЮТэйр» / UTair Aviation, JSC*
1.3. Emitter's residence	*Airport, Khanty-Mansyisk, Tyumen region, 628012, Russian Federation*
1.4. Emitter's PSRN	*1028600508991*
1.5. Emitter's TIN	*7204002873*
1.6. Emitter's unique code, assigned by registering authority	*00077-F*
1.7. Internet web-site, used by emitter to disclose information	*http://www.utair.ru*

2. Statement content

2.1. Date of the Supervisory Board meeting: ***November 06, 2009.***
2.2. Date and number of the Minutes of the emitter's Supervisory Board meeting: ***November 09, 2009., №5/09***
2.3. Content of decisions made by the emitter's Supervisory Board:

2.3.1. ***Convening and holding an extraordinary general meeting of shareholders of UTair Aviation, JSC by means of absentee vote (enquiry) with the following agenda: Approval of interested-party transactions***
2.3.2. ***Define December 21, 2009 as a date of an extraordinary general meeting of shareholders of UTair Aviation, JSC by means of absentee vote (enquiry). Summarize the extraordinary general meeting of shareholders on December 21, 2009 at the following address: Tyumen Region, Surgut, Entuziastov Street, 52/1, Surgutinvestneft CJSC***
2.3.3. ***Define the date of making the register of persons entitled for taking part in extraordinary general meeting of shareholders of UTair Aviation, JSC as of November 06, 2009, 18:00 local time.***
2.3.4. ***Define the addresses that the persons entitled for taking part in extraordinary general meeting of shareholders of UTair Aviation, JSC may use to send the completed voting bulletins:***

- ***628012 Tyumen region, Khanty-Mansiysk, Airport, office building (headquarters) of UTair Aviation, JSC, UTair Aviation, JSC;***
- ***628415 Tyumen region, Surgut, Entuziastov Street, 52/1, Surgutinvestneft, CJSC (counting board);***
- ***101000 Moscow, Myasnitskaya Street, 13, 3, office 3, Moscow branch, Surgutinvestneft, CJSC (counting board);***
- ***625000 Tyumen, Central Post Office, P.O. Box 3552, Tyumen branch, Surgutinvestneft, CJSC (counting board);***
- ***628400 Tyumen region, Surgut, Aeroflotskaya Street, 51, UTair Aviation, JSC office building, Assets and Work with Shareholders;***
- ***625025 Tyumen, Plekhanovo Airport, Internatsionalnaya Street 181, office building of UTair Aviation, JSC.***

2.3.5. ***When preparing for the general meeting of shareholders the persons entitled for taking part in extraordinary general meeting of shareholders of UTair Aviation, JSC should provide information on agenda including the wordings of draft decisions of the general meeting of shareholders for familiarization.***

Starting from November 20, 2009 the persons entitled for taking part in extraordinary general meeting of shareholders of UTair Aviation, JSC may within the working hours familiarize with and obtain the copies of materials at the price not exceeding expenses on their printing at the following addresses:

1) Tyumen region, Khanty-Mansiysk, Airport, office building (headquarters) of UTair Aviation, JSC, UTair Aviation, JSC, tel.: (3467) 394-557, Vladimir Kalyuzhnyak;
2) Tyumen region, Surgut, Aeroflotskaya Street, 51, UTair Aviation, JSC office building, tel.: (3462)770-381, Inna Klochkova;
3) Moscow, Myasnitskaya 24, 1, office 75 (5th floor), UTair Aviation, JSC General agency in Moscow, tel.: (495)745-40-78, Inessa Guseva;
4) Tyumen, Plekhanovo Airport, Internatsionalnaya Street 181, office building of UTair Aviation, JSC, tel.: (3452) 29-81-28, Natalya Fomina.

2.3.6. ***Approve the text of notification on extraordinary general meeting of shareholders, the form and text of voting bulletin and the brief of agenda for extraordinary general meeting of shareholders.*** 2.3.7. ***Send the notification on extraordinary general meeting of shareholders, a voting bulletin and the brief of agenda to the persons entitled for participating in the extraordinary general meeting of shareholders by registered post no later than 30 days before the extraordinary general meeting of shareholders. Such materials should be sent subject to supplemental agreement with Surgutinvestneft, CJSC.***

3. Signature	
3.1. Deputy CEO	Nikolay Parfyonov
3.2. November 10, 2009	

12. **Statement of Material Fact.**

STATEMENT OF MATERIAL FACT
Information about the date of closing the emitter's register of shareholder

1. General information	
1.1. Emitter's full commercial name	***Открытое акционерное общество «Авиакомпания «ЮТэйр» / Open Joint-Stock Company "UTair Aviation"***
1.2. Emitter's shortened commercial name	***ОАО «Авиакомпания «ЮТэйр» / UTair Aviation, JSC***
1.3. Emitter's residence	***Airport, Khanty-Mansyisk, Tyumen region, 628012, Russian Federation***
1.4. Emitter's PSRN	***1028600508991***
1.5. Emitter's TIN	***7204002873***
1.6. Emitter's unique code, assigned by registering authority	***00077-F***
1.7. Internet web-site, used by emitter to disclose information	***http://www.utair.ru***

2. Statement content
2.1. Category (type) of the emitter's shares in respect of which the register of their holders is made as of a definite date: ***registered ordinary uncertified shares***
2.2. Purpose for which the register of the emitter's shareholders is made: ***preparation of the register of persons entitled to taking part in extraordinary meeting of shareholders***
2.3. Date of the register of the emitter's shareholders: ***November 06, 2009***
2.4. Date and number of minutes of the emitter's authorized body meeting at which a decision was made to make the register of the emitter's shareholders or any other decision being the reason for defining the date of such register: ***Minutes of the Supervisory Board meeting No.5/09 dated November 09, 2009***

3. Signatures	
3.1. Deputy CEO	Nikolay Parfyonov
3.2. November 10, 2009	

13. **UTair October operating figures exceed the pre-crisis performance.**

UTair october operating figures exceed the pre-crisis perfomance

19.11.2009

In October 2009 "UTair" Aviation JSC (UTair Aviation) carried 331 thousand 548 passengers, which exceeds the corresponding figures of the previous year by 34,2 percent. Totally, in 10 months of 2009, 2 million 886 thousand 629 passengers have made use of the Company's services, which is 2,8 % more than the performance figures of the last year.

In the accounting period, other performance figures have shown substantial growth. The passenger turnover of UTair Aviation in October 2009 has grown 47 % compared with the same period in 2008 and now totals to 541 million 246 thousand passenger kilometers. UTair passenger load factor in October 2009 totaled 71,6 %, which is 1,5 points higher than in the previous year.

In ten months of 2009, the transport aircraft have carried over 7 798 tons of cargo and over 1 573 tons of mail. The Company's aircraft have flown 118 thousand 583 hours.

The helicopter division of the Company also shows a stable growth in operating figures. In January – October 2009 the quantity of cargo carried by UTair helicopters increased by 6,3 % and totaled 48 thousand 613 tons. UTair helicopters flight time has amounted to 64 thousand 847 hours.

According to UTair business plan, in 2009 airplanes and helicopters of the Company will fly 238,4 hours. Over 4 million passengers will be carried on passenger flights. Helicopter operations will be carried out in Russia and in 10 foreign countries.

The table below specifies headline operating figures of the Company in January – October of 2009:

Operating Figures	Unit of Measurement	January – October, 2008	January – October, 2009	Relative divergence, %
		Transport Aircraft		
Passenger Turnover	thousand passenger kilometers	4 470 972,1	4 789 975,3	107,1
Passengers Carried	persons	2 809 057	2 886 629	102,8
Mail Carried	tons	1 625,2	1 573	96,8
Flight Time	flight hours	123 853	118 583	95,7
		Helicopter Operations		
Flight Time	flight hours	65 118	64 847	99,6
Cargo Carried	tons	45 715,9	48 613,3	106,3

14. **Statement of Information.**

Rule 12g3-2(b)(1)(iii)

Statement of information,
which may have material effect on
the value of securities of a joint-stock company

1. General information	
1.1. Emitter's full commercial name	***Открытое акционерное общество «Авиакомпания «ЮТэйр» / Open Joint-Stock Company "UTair Aviation"***
1.2. Emitter's shortened commercial name	***ОАО «Авиакомпания «ЮТэйр» / UTair Aviation JSC***
1.3. Emitter's residence	***Airport, Khanty-Mansyisk, Tyumen region, 628012, Russian Federation***
1.4. Emitter's PSRN	***1028600508991***
1.5. Emitter's TIN	***7204002873***
1.6. Emitter's unique code, assigned by registering authority	***00077-F***
1.7. Internet web-site, used by emitter to disclose information	***http://www.utair.ru***

2. Statement content
2.1. Full commercial name and residence of commercial organization, in whose nominal (share) capital (share fund) the joint-stock company purchased an equity share (ordinary shares), or the said equity position of the joint-stock company in whom has changed: ***Открытое акционерное общество «Аэропорт Сургут»/ Open Joint-Stock Company "Surgut Airport", airport, Surgut, Khanty-Mansyisk autonomous district, Tyumen region, 628422, Russian Federation.*** 2.2. Share of the joint-stock company in the nominal (share) capital (share fund) of the above organization before the change: ***26 %.*** Equity stake of the joint-stock company's ordinary shares of such joint-stock company before the change: ***26 %.*** 2.3. Share of the joint-stock company in the nominal (share) capital (share fund) of the above organization after the change: ***18 %.*** Equity stake of the joint-stock company's ordinary shares of such joint-stock company after the change: ***18 %.*** 2.4. Date of the change in the share of the joint-stock company in the nominal (share) capital (share fund) of the above organization: ***December 01, 2009.***

3. Signature	
3.1. Vice CEO	Nikolay Parfyonov
3.2. 03 December 2009	

15. **UTair boosts passenger traffic by more than 6%.**

UTair boosts passenger traffic by more than 6%

15.12.2009

UTair Aviation transported more than 3.19 m passengers from January to November this year, 6.1% more than for the same period in 2008.

The airline also achieved significant growth in other operational figures as well. UTair revenue passenger-kilometers (RPK) for the period January-November 2009 increased to just over 5.28 m, 11% higher than for the same period in 2008. The airline's seat occupancy rate reached 71.3%, 0.8% above 2008 figures.

The airline carried 8,778 tons of freight and 1,788 tons of mail in the first 11 months of 2009. UTair's fleet booked 132,300 flight hours for the period.

The airline's helicopter division continues to demonstrate positive dynamics. In the period January-November 2009 it carried 54,323 tons of freight, 5.3% more than for the same period in 2008. The helicopter fleet booked 73,525 hours of flying time for the period January-November 2009, 2.7% higher than for the same period in 2008.

According to UTair business projections, the fleet's total flight time for 2009 will reach 238,400 hours. The carrier's fleet comprises more than 100 aircraft of various types. The airline operates more than 200 flights daily. UTair offers a complete range of helicopter services in Russia and 10 other countries.

Operating Figures	Unit of Measurement	January – November, 2008	January – November, 2009	Change, %
Transport Aircraft				
Revenue passenger-kilometers (RPK)	thousand passenger kilometers	4 762 562.1	5 287 522.8	111.0
Passengers	people	3 014 648	3 197 713	106.1
Mail Carried	ton	1 756.9	1 787.8	101.8
Flight hours	hours	133 475	132 328	99.1
Helicopter Operations				
Flight hours	hours	71 597	73 525	102.7
Passengers	people	278 695	327 799	117.6
Freight carried	ton	51 612.1	54 323.2	105.3

16. **Statement of Material Fact.**

Statement of Material Fact
Information on decisions of general meetings

1. General information	
1.1. Emitter's full commercial name	*Открытое акционерное общество «Авиакомпания «ЮТэйр» / Open Joint-Stock Company "UTair Aviation"*
1.2. Emitter's shortened commercial name	*ОАО «Авиакомпания «ЮТэйр» / UTair Aviation, JSC*
1.3. Emitter's residence	*Airport, Khanty-Mansyisk, Tyumen region, 628012, Russian Federation*
1.4. Emitter's PSRN	*1028600508991*
1.5. Emitter's TIN	*7204002873*
1.6. Emitter's unique code, assigned by registering authority	*00077-F*
1.7. Internet web-site, used by emitter to disclose information	*http://www.utair.ru*

2. Statement content
2.1. Type of general meeting: ***extraordinary.***
2.2. Form of general meeting: ***absentee vote.***
2.3. Date and place of counting the votes: ***December 21, 2009 at the following address: 628415 Tyumen region, Surgut, Entuziastov 52/1, Surgutinvestneft, CJSC (counting board).***
2.4. General meeting quorum:
Number of votes that the persons taking part in the extraordinary general meeting were entitled for regarding agenda No.1: ***473 091 755.***
Number of votes held by the persons uninterested in the Company's transactions submitted for approval by the meeting and taking part in the extraordinary general meeting of shareholders regarding item No.1: ***449 899 819.***
Quorum is present.
2.5. Items put to the vote and results of voting on them:
Item 1 of agenda: Approval of interested-party transactions
1.1. **Regarding the proposed decision:** Approve the interested-party transaction the subject of which is granting by UTair Aviation, JSC of a free bail for UTair-Finance Ltd for the amount of not more than 3 000 000 000 (three billion) RUB against the purchasers of certified interest-bearing non-convertible exchange bearer bonds emitted by UTair-Finance Ltd with obligatory central storage. UTair Aviation, JSC responsibility is limited to the amount of the nominal value of exchange bonds, which does not exceed 3 000 000 000 (three billion) RUB and joint coupon yield of exchange bonds.
"For" - 447 084 619 votes; "Against" - 108 000 votes; "Abstained" - 95 000 votes.
Number of votes not counted due to the invalidity of the bulletins: 2 612 200.
1.2. **Regarding the proposed decision:** Approve the interested-party transaction the subject of which is loan agreement between UTair Aviation, JSC and UTair-Finance Ltd upon the following conditions: loan amount shall not exceed 3 000 000 000 (three billion) RUB, pay-back period shall be 3 years following the execution of loan agreement with early termination option, loan agreement interest shall not exceed 16 per cent per annum, loan charge shall be paid 4 times a year, each 3 months.
"For" - 447 082 619 votes; "Against" - 108 000 votes; "Abstained" - 95 000 votes.
Number of votes not counted due to the invalidity of the bulletins: 2 614 200.
2.6. Wordings of decisions made by general meeting:
Regarding Item 1 of agenda:
1.1. Approve the interested-party transaction the subject of which is granting by UTair Aviation, JSC of a free bail for UTair-Finance Ltd upon the following conditions: loan amount shall not exceed 3 000 000 000 (three billion) RUB against the purchasers of certified interest-bearing non-convertible exchange bearer bonds emitted by UTair-Finance Ltd with obligatory central storage.

UTair Aviation, JSC responsibility is limited to the amount of the nominal value of exchange bonds, which does not exceed 3 000 000 000 (three billion) RUB and joint coupon yield of exchange bonds.
1.2. Approve the interested-party transaction the subject of which is a loan agreement between UTair Aviation, JSC and UTair-Finance Ltd upon the following conditions: loan amount shall not exceed 3 000 000 000 (three billion) RUB, pay-back period shall be 3 years following the execution of loan agreement with early termination option, loan agreement interest shall not exceed 16 per cent per annum, loan charge shall be paid 4 times a year, each 3 months.
2.7. Date of the general meeting minutes: ***December 23, 2009***

3. Signature		
3.1. Deputy CEO	____________ (подпись)	Nikolay Parfyonov
3.2. December 24, 2009	stamp	

17. **UTair business plan forecasts more than 33% growth in 2010.**

UTair business plan forcasts more than 33% growth in 2010

28.12.2009

On December 24, 2009 UTair Aviation board members met to discuss budget commission offers on the company's 2010 business-plan and approved an operations program for 101 airplanes and 202 helicopters of different types.

UTair aircraft will have logged nearly 300 thousand flight hours in 2010. More than 4.8 million passengers are expected to fly UTair, 34% more than the previous year. These results will be made possible through an increase in the average capacity of aircraft and the development of UTair's route network.

Helicopter operations a scheduled for Russia and eleven foreign countries to accommodate an expected 3.8% increase in helicopter services for 2010.

Preliminary results for 2009 and planned operations for 2010 demonstrate UTair Aviation's commitment to rapid development and surmounting challenges. The airline's high performance is a product of the contributions of its shareholders, management, and professional team. In 2010 the airline will focus on strategic objectives – fleet expansion, developing market share in Russia and abroad and the optimization of corporate structure.

18. **Members of Supervisory Board.**

Supervisory Board

Supervisory Board Chairman:

Vyacheslav Novitskiy (born in 1955)

Education: Higher, Kiev Civil Aviation Engineering (1983), qualification: Technical Engineer; Tyumen Civil Engineering Institute (1990), qualification: Engineer-Economist; postgraduate studies in Moscow State Management University, Ph.D. (2004).

Places of employment and positions for the last 5 years:
Term: 2005 up to the present moment
Agency: Khanty-Mansiyskiy Autonomous Region Government
Position: First Deputy Head of the Government of KhMAO-UGRA; Chairman of the Supervisory Board.

Positions held in regulatory authorities of other entities as of the date of inclusion of the Candidate by the Supervisory Board to the list of candidates to be elected to the Supervisory Board:
Chairman of the Board, Severavtotrans LLC
Chairman of the Supervisory Board, Severrechflot, JSC
Chairman of the Board, Yugorskaya Territorialnaya Energeticheskaya Companiya, JSC
Chairman of the Board, OAO Ugratel
Member of the Board, Surgut Airport, JSC
Chairman of the Board, OAO Regionalnoye Agentstvo Rekonstruktsii Zhilischnogo Fonda
Chairman of the Board, JSC Nizhnevartovskavia
Member of the Board, OJSC "Corporation "Ural Industrial - Ural Polar"

Not a holder of UTair Aviation, JSC shares.
The Candidate agreed to be elected to the Supervisory Board.

Supervisory Board Members:

Gennadiy Burtsev (born in 1951)

Education: Higher, Riga Krasnoznamennyi Civil Aviation Engineering Institute (1973), qualification: Technical Operation of Aircraft Instruments and Equipment.

Places of employment and positions for the last 5 years:
Term: 2005 up to present time
Agency: Surgutneftegaz, JSC
Position: Deputy CEO of Surgutneftegaz, JSC on Assets

Positions held in regulatory authorities of other entities as of the date of inclusion of the Candidate by the Supervisory Board to the list of candidates to be elected to the Supervisory Board:
Member of the Board, CJSC "SNGB"

Not a holder of UTair Aviation, JSC shares.
The Candidate agreed to be elected to the Supervisory Board.

Ilya Larichev (born in 1968)

Education: Higher, Moscow Lomonosov State University (1993), qualification: Mechanics – Applied Maths.

Places of employment and positions for the last 5 years:
Term: 2005 – 2006
Agency: Surgutneftegaz, JSC
Position: Chief Investment Analyst of Business Assets and Investments Management Department

Term: 2006 – December 31, 2008
Agency: Surgutneftegaz, JSC
Position: Chief Investment Analyst of Business Control and Analysis Department

Term: January 01, 2009 up to present time
Agency: Surgutneftegaz, JSC
Position: Chief Investment Analyst of Securities Department

Positions held in regulatory authorities of other entities as of the date of inclusion of the Candidate by the Supervisory Board to the list of candidates to be elected to the Supervisory Board: No

Not a holder of UTair Aviation, JSC shares.
The Candidate agreed to be elected to the Supervisory Board.

Lyudmila Loginovskaya (born in 1950)

Education: Higher, Perm State University (1973), qualification: Legal Science.

Places of employment and positions for the last 5 years:
Term: 2005 up to present time
Agency: Surgutneftegaz, JSC
Position: Chief Law Department

Positions held in regulatory authorities of other entities as of the date of inclusion of the Candidate by the Supervisory Board to the list of candidates to be elected to the Supervisory Board:
CEO, Media-Invest Ltd.; Member of the Board, NTK, JSC; Member of the Board, Surgutinvestneft, CJSC.

Not a holder of UTair Aviation, JSC shares.
The Candidate agreed to be elected to the Supervisory Board.

Andrey Martirosov (born in 1968)

Education: Higher, Kiev Shevchenko State University (1998), qualification: Law Science.

Places of employment and positions for the last 5 years:
Term: 2005 up to present time
Agency: UTair Aviation, JSC
Position: Chief Executive Officer

Positions held in regulatory authorities of other entities as of the date of inclusion of the Candidate by the Supervisory Board to the list of candidates to be elected to the Supervisory Board:
Chairman of the Supervisory Board, LLC "Center of Transportations and Services Realization";
Member of the Board, Transport Clearing House, LLC;
Chairman of the Management Board, Russian Association of Air Transport Operators;
Member of the Executive Board, Russian-American Business Council;
Member of the Management Board, Chamber of Commerce and Industry of UGRA;
Member of the Board of Guardians, Moscow Patriarchy Branch in the USA and Svyato-Nikolaevskiy Patriarchy Cathedral in New-York;
Member of the Board of Guardians, Tyumen State University.

Holder of UTair Aviation, JSC shares in the amount of 0.1226% of registered capital.
The Candidate agreed to be elected to the Supervisory Board.

Alexander Popyzenko (born in 1959)

Education: Higher, Vinnitsa Polytechnic School (1985), qualification: cars, car industry

Places of employment and positions for the last 5 years:
Term: 2005 up to present time
Agency: Surgutneftegaz, JSC
Position: Deputy Chief Assets Department, Surgutneftegaz, JSC

Positions held in regulatory authorities of other entities as of the date of inclusion of the Candidate by the Supervisory Board to the list of candidates to be elected to the Supervisory Board: No.

Not a holder of UTair Aviation, JSC shares.
The Candidate agreed to be elected to the Supervisory Board.

Sergey Savin (born in 1966)

Education: Higher, Tyumen Civil Engineering Institute (1990), qualification: Civil Engineer.

Places of employment and positions for the last 5 years:
Term: 2005 up to present time
Agency: Surgutneftegaz, JSC
Position: Deputy CEO – Support Service Vehicles and Road Department.

Positions held in regulatory authorities of other entities as of the date of inclusion of the Candidate by the Supervisory Board to the list of candidates to be elected to the Supervisory Board:
Member of the Board, Surgut Airport, JSC.

Not a holder of UTair Aviation, JSC shares.
The Candidate agreed to be elected to the Supervisory Board.

19. **Members of Management Board.**

Management Board:

Chairman: Andrey Martirosov
Year of birth: 1968
Position: Chief Executive Officer, UTair Aviation, JSC

Management Board Members:

Viktor Bachurin
Year of birth: 1948
Position: Deputy CEO – Director, International Operations, UTair Aviation, JSC

Meyramkhan Bekmukhanbetov
Year of birth: 1952
Position: Deputy CEO – Technical Director, UTair Aviation, JSC

Vladimir Dyomkin
Year of birth: 1952
Position: Deputy Flight Director, UTair Aviation, JSC

Viktor Zaitsev
Year of birth: 1953
Position: CEO Counselor, UTair Aviation, JSC

Andrey Ilmenskiy
Year of birth: 1973
Position: First Deputy CEO, UTair Aviation, JSC

Vladislav Kravchenko
Year of birth: 1948
Position: First Deputy CEO – Commercial Director, UTair Aviation, JSC

Vasiliy Lebedinskiy
Year of birth: 1946
Position: First Deputy CEO – Operations Director, UTair Aviation, JSC

Igor Petrov
Year of birth: 1972
Position: First Deputy CEO – Financial Director, UTair Aviation, JSC

20. **Members of Board of Auditors.**

Board of Auditors

1. **Viktoriya Litvin (born in 1979)**

Education: Higher, Surgut State University (2001), qualification: Jurisprudence.

Places of employment and positions for the last 5 years:

Term: 2005 – 2007
Agency: Surgutneftegaz, JSC
Position: Legal Adviser, Category II, Information and Codification, Law Department

Term: 2007 - 2009
Agency: Surgutneftegaz, JSC
Position: Legal Adviser, Category I, Information and Codification, Law Department

Term: 2009- 2009
Agency: Surgutneftegaz, JSC
Position: Senior Legal Adviser, Information and Codification, Law Department

Term: 2009 - 2009
Agency: Surgutneftegaz, JSC
Position: Deputy Chief Information and Codification, Law Department

Term: 2010 up to the present moment
Agency: Surgutneftegaz, JSC
Position: Chief Due Diligence, Law Department

Not the holder of UTair Aviation, JSC shares
The Candidate agreed to be elected to the Board of Auditors

2. **Ekaterina Potapova**

Education: Higher, Moscow Business Management High School (2004), qualification: Accountant

Places of employment and positions for the last 5 years:

Term: 2005 – 2007
Agency: Surgutneftegaz, JSC
Position: Accountant-Auditor, Category I, Supervision and Auditing, Accountancy Department

Term: 2007 up to the present moment
Agency: Surgutneftegaz, JSC
Position: Senior Accountant-Auditor, Supervision and Auditing, Accountancy Department

Not the holder of UTair Aviation, JSC shares
The Candidate agreed to be elected to the Board of Auditors

3. **Marina Purmak**

Education: Higher, Tyumen State University (1983), qualification: economist

Places of employment and positions for the last 5 years:

Term: 2005 - 2008
Agency: Surgutneftegaz, JSC
Position: First Deputy Chief Accountant

Term: 2008 up to the present moment
Agency: Surgutneftegaz, JSC
Position: First Deputy Chief Financial Department

Not the holder of UTair Aviation, JSC shares
The Candidate agreed to be elected to the Board of Auditors